CLINTON GROUP


11/5/2007

Griffon Corporation
100 Jericho Quadrangle
Jericho, New York  11753
Attn:  Board of Directors

To the Board of Directors:

On behalf of Clinton Group, Inc., I wanted to commend you for the steps you have taken today to respond to the suggestions expressed by your shareholders, including us, that changes be made to the composition of your Board. We believe that the addition of Lt. General Gordon Fornell and James Mitarotonda is a very positive step in bringing to the Board highly-qualified candidates who are dedicated to maximizing shareholder value at Griffon. We had suggested the addition of General Fornell in view of his outstanding qualifications and highly relevant experience and background for Griffon's business, and we are pleased that the Nominating Committee and Board agree.

As we have already discussed with the Chairman, Clinton Group looks forward to working collaboratively with the Company going forward in the interest of all shareholders. We are pleased that, as a result of the Company's actions, the distractions of the contested solicitation we previously proposed will be avoided and that, accordingly, we will not be supporting any alternative slate at the 2008 annual meeting.


Sincerely,


/s/ Joseph A. De Perio
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Joseph A. De Perio
Vice President